 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1996

                                                 REGISTRATION NO. 333-9653
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             CASINO AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              41-1659606
       (STATE OF INCORPORATION)                   (I.R.S. EMPLOYER
                                               IDENTIFICATION NUMBER)

                              711 WASHINGTON LOOP
                           BILOXI, MISSISSIPPI 39530
                                (601) 436-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                         PRINCIPAL EXECUTIVE OFFICES)

                               ALLAN B. SOLOMON
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        2200 CORPORATE BOULEVARD, N.W.
                           BOCA RATON, FLORIDA 33431
                                (407) 995-6660
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
                                PAUL W. THEISS
                             MAYER, BROWN & PLATT
                           190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 3, 1996

                                3,583,334 SHARES

                              CASINO AMERICA, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                  -----------

  The 3,583,334 shares (the "Shares") of common stock, par value $0.01 (the "Common Stock"), of Casino America, Inc. (the "Company") offered hereby consist of (i) 1,850,000 shares of Common Stock issued to Crown Casino Corporation ("Crown Casino") on May 3, 1996 in connection with the SCGC Acquisition (as herein defined) (the "Crown Casino Shares"), (ii) 833,334 shares of Common Stock issuable to Crown Casino in the event of the exercise by Crown Casino of two Warrants to Purchase Common Stock held by Crown Casino (the "Crown Casino Warrant Shares"), and (iii) 900,000 shares of Common Stock issuable to various individuals either presently or formerly affiliated with the Edward J. DeBartolo Corporation (the "DeBartolo Warrantholders," and collectively with Crown Casino, the "Selling Stockholders") in the event of the exercise by the DeBartolo Warrantholders of six Warrants to purchase Common Stock held by them (the "DeBartolo Warrant Shares"). The Shares are being sold for the account of the Selling Stockholders, and the Company will not receive any proceeds from the sale of the Shares.

  The Selling Stockholders have advised the Company that they may from time to time offer and sell the Shares on the Nasdaq National Stock Market or otherwise at market prices then prevailing or at prices and upon terms then obtainable. Sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act") or otherwise. Expenses of registering the Shares for sale will be paid as set forth in "Plan of Distribution" on page 21.

  On October 2, 1996, the last reported sale price of the Common Stock on the Nasdaq National Stock Market was $7.00 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED RELATING TO AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND  EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                  -----------

              The date of this Prospectus is October   , 1996

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048 and at the Commission's World Wide Web site at http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.

                          INCORPORATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference (File No. 0-20030):

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1996 (as amended by amendments thereto dated August 27, 1996 and September 5, 1996).

    (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996 (as amended by amendment thereto dated October 1, 1996).

    (3) The Company's Current Report on Form 8-K, dated May 17, 1996 (as amended by amendments thereto dated June 4, 1996 and June 28, 1996) (Date of earliest event reported: May 3, 1996).

    (4) The Company's Current Report on Form 8-K, dated July 3, 1996 (Date of earliest event reported: July 3, 1996).

    (5) The Company's Current Report on Form 8-K, dated July 24, 1996 (Date of earliest event reported: July 12, 1996).

  Also incorporated by reference are the financial statements of St. Charles Gaming Company, Inc., included in the Company's prospectus dated August 1, 1996 filed pursuant to Rule 424(b)(1).

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Casino America, Inc. at its principal executive offices, 711 Washington Loop, Biloxi, Mississippi 39530, Attention: Chief Financial Officer (telephone number (601) 436-7000).

                               THE COMPANY

  Casino America is a leading developer, owner and operator of dockside and riverboat casinos and related facilities in the United States. The Company owns 100% of, and operates, four dockside or riverboat casino facilities. All of the Company's properties are based on a tropical island theme and operate under the "Isle of Capri Casino" name. The Company owns and operates a dockside riverboat casino and hotel in Bossier City, Louisiana (the "Isle-Bossier City"), two riverboat casinos at a single facility on a site one mile from Lake Charles, Louisiana (the "Isle-Lake Charles"), a dockside casino and hotel in Biloxi, Mississippi (the "Isle-Biloxi") and a dockside casino and recreational vehicle park in Vicksburg, Mississippi (the "Isle-Vicksburg"). Shreveport/Bossier City is currently the closest casino gaming market to the Dallas/Ft. Worth, Texas metropolitan area and Lake Charles is currently the closest casino gaming market to the Houston, Texas metropolitan area. The Company also owns and operates Pompano Park, a harness racing track in Pompano Beach, Florida, midway between Miami and West Palm Beach off of Interstate 95.

  The address of the principal executive office of the Company is 711 Washington Loop, Biloxi, Mississippi 39530, and the telephone number of the Company is (601) 436-7000.

RECENT DEVELOPMENTS

 Issuance of Senior Secured Notes and Debt Refinancing

  On August 6, 1996, the Company issued $315 million in aggregate principal amount of its 12 1/2% Senior Secured Notes due 2003 (the "Notes"). The proceeds of the issuance of the Notes were used, in part, to retire or defease all of the Company's 11 1/2% First Mortgage Notes due 2001 in the aggregate principal amount of $105 million, refinance other indebtedness, and finance the purchase by the Company of the 50% interest not owned by it in Louisiana Riverboat Gaming Partnership ("LRGP"), which at the time of purchase owned 50% of the common stock of St. Charles Gaming Company, Inc. ("SCGC").

 LRGP Acquisition

  On August 6, 1996, the Company acquired (the "LRGP Acquisition") the remaining 50% interest in LRGP not owned by it from Louisiana River Site Development, Inc. The consideration for the LRGP Acquisition included (i) $85 million in cash, (ii) five-year warrants to purchase 500,000 shares of the Company's Common Stock at an exercise price of $10.50 per share and (iii) $1.5 million in cash per year for seven years, payable monthly beginning on October 1, 1998.

 Hotel Development Activities

  The Company presently intends to pursue the construction and development, either alone or with one or more business partners, of hotel facilities adjacent to the Isle-Bossier City and the Isle-Lake Charles. In June 1996, the Company entered into a letter of intent, which has since expired according to its terms, to form a joint venture with a developer of hotel properties for the purpose of developing, owning and operating hotel properties. The Company may seek other business partners to assist in developing and operating hotels at one or more of its gaming facilities or, in the event the Company does not enter an arrangement to develop, own and operate hotels with a business partner, the Company intends to develop, own and operate such facilities alone. See "Risk Factors--Construction and Development Risks" and "Risk Factors--Hotel Business and Joint Venture Risks."

 Grand Palais Acquisition

  On May 3, 1996, the Company purchased all of the outstanding common stock of Grand Palais Riverboat, Inc. ("GPRI") in a bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code (the "GPRI Acquisition"). GPRI owns the Grand Palais Riverboat, gaming equipment, certain other furniture, fixtures and equipment, all necessary gaming licenses issued by the State of Louisiana and other permits and authorizations. The aggregate consideration paid by the Company in connection with the Grand Palais Acquisition was approximately $60.8 million, consisting of approximately $7.5 million in cash, approximately $37.1 million in promissory notes and assumed indebtedness, 2,250,000 shares of Common Stock and five-year warrants to purchase an additional 500,000 shares of Common Stock at an exercise price of $10.00 per share. On July 12, 1996, the Gaming Board (as defined below) authorized the commencement of gaming on the Grand Palais and, pursuant to such approval, the Grand Palais opened on such date. See "Risk Factors--Legislative and Regulatory Considerations--Recent Changes in Louisiana Regulatory Structure." The Company has agreed with the State of Louisiana to hold the excess cash flow (as defined in such agreement) generated by GPRI during its first six months of operation in a special escrow account.

 SCGC Acquisition

  On May 3, 1996, the Company purchased from Crown Casino a direct 50% interest in St. Charles Gaming Company, Inc. ("SCGC") (the other 50% of which, at that time, was owned by LRGP, which the Company now owns in its entirety), in exchange for 1,850,000 shares of Common Stock, a five-year warrant to purchase an additional 416,667 shares of Common Stock at an exercise price of $12.00 per share which can be exercised only by exchanging up to $5 million of indebtedness under a note, and the restructuring of certain indebtedness owed to Crown Casino (the "SCGC Acquisition").

 Goldstein Family Equity Purchase and Rights Offering

  On March 11, 1996, the Company sold an aggregate of 1,020,940 shares of its Common Stock, at a price of $5.875 per share, to Bernard Goldstein, the Chairman and Chief Executive Officer of the Company, and three members of his family (the "Goldstein Family Equity Purchase"). Proceeds from the sale totaled approximately $6.0 million. A portion of the proceeds was used to retire approximately $1.6 million in loans payable to Mr. Goldstein and a related party, which amount includes accrued interest.

  In connection with the Goldstein Family Equity Purchase, the Company issued to its shareholders (other than those shareholders participating in the Goldstein Family Equity Purchase), and certain other of its security-holders, rights ("Rights") to purchase up to 4,296,085 shares of Common Stock (pursuant to a registration statement declared effective by the Commission on July 2,
1996) at the same price, and in the same pro rata amount, as shares purchased in the Goldstein Family Equity Purchase (the "Rights Offering"). A total of 3,079,980 shares of Common Stock were issued in connection with the Rights Offering, resulting in net proceeds to the Company of approximately $18.1 million.

                                 RISK FACTORS

  Prospective purchasers should consider carefully the following factors, together with other information contained in this Prospectus, in evaluating an investment in the Common Stock.

LOCAL OPTION REFERENDUM REGARDING CONTINUATION OF LEGALIZED GAMING IN
LOUISIANA

  On April 19, 1996, the Louisiana legislature approved legislation mandating local option elections on a parish-by-parish basis to determine whether to prohibit or continue to permit three individual forms of gaming in Louisiana. The referendum is scheduled to be brought before the Louisiana voters on a parish-by-parish basis at the time of the 1996 presidential election and will determine whether each of the following forms of gaming will be prohibited or permitted: (i) the operation of video draw poker devices in each parish; (ii) the conduct of riverboat gaming in each parish that is contiguous to a statutorily designated river or waterway; or (iii) the conduct of land-based casino gaming operations in Orleans Parish. Accordingly, on November 5, 1996, it is expected that voters in Bossier Parish (the site of the Isle-Bossier
City) and Calcasieu Parish (the site of the Isle-Lake Charles) will be voting "yes" or "no" on the following proposition (and in appropriate parishes as to similar propositions regarding land-based casino gaming and video draw poker devices): "Within [name of parish], shall riverboat gaming activities be permitted?"

  The legislation requires a majority of the votes cast on such proposition to be cast in favor of a particular form of gaming in order to continue that form of gaming in the affected parish. Accordingly, the continuation of gaming activities at the Isle-Bossier City requires such approval from a majority of voters in Bossier Parish voting on such proposition and the continuation of gaming activities at the Isle-Lake Charles requires such approval from a majority of voters in Calcasieu Parish voting on such proposition. In the event that the riverboat gaming proposition is defeated in a parish, the legislation permits a licensee operating therein to continue operations in that parish through the expiration of its current license. The current license of the Isle-Bossier City expires in December 1998, and the two licenses of the Isle-Lake Charles expire in March 1999 and May 2001, respectively. Alternatively, a licensee operating in a parish where riverboat gaming is defeated may seek permission to relocate its vessel and license to a parish where the continuation of riverboat gaming has been approved, if any (excluding certain portions of Lake Ponchartrain). See "--Legislative and Regulatory Considerations--Expansion of Louisiana Gaming Activities and Possible Relocation of Existing Licenses."

  The discontinuation of riverboat gaming in Bossier Parish or Calcasieu Parish would have a material adverse effect on the Company and may affect the ability of the Company to make interest payments on its indebtedness when due or repay the principal thereof on its maturity date and may have a material adverse effect on the price of the Common Stock. An adverse vote on the continuation of gaming in Bossier Parish or Calcasieu Parish would result in the Company being required, pursuant to the Indenture governing the Notes, to deposit the cash flow from the affected property in a collateral account, and from time to time to make offers to repurchase a portion of the Notes. In the event that the continuation of riverboat gaming is not approved in the November 5, 1996 election in either Bossier Parish or Calcasieu Parish, there can be no assurance that the Company will be able to obtain the necessary approvals to relocate its riverboat gaming facilities at the Isle-Bossier City or the Isle-Lake Charles, as the case may be, to parishes where the continuation of riverboat gaming was approved, or that any such relocation will be cost-effective for the Company. In addition, in the event that the continuation of riverboat gaming is approved in Bossier Parish or Calcasieu Parish, but not in another parish where riverboat gaming is presently conducted, licensees presently conducting riverboat gaming in such parishes may seek to relocate their operations to Bossier Parish or Calcasieu Parish, leading to increased competition for the Company. See "--Legislative and Regulatory Considerations--Expansion of Louisiana Gaming Activities and Possible Relocation of Existing Licenses" and "--Competition."

VOLATILITY OF STOCK PRICE

  The trading price of the Common Stock has been and could continue to be subject to wide fluctuations, based upon, among other things, quarter-to-quarter variations in the Company's operating results, the success or failure of the Company's efforts to expand into additional venues and investor opinions with respect to the gaming industry. The market prices of securities of companies whose future operating results are highly dependent on specific developments such as the passage or defeat of particular legislation are often particularly volatile, such as that described above under "Local Option Referendum Regarding Continuation of Legalized Gaming in Louisiana." In addition, the stock market generally, and the gaming industry in particular, have experienced extreme price and volume fluctuations, in a manner which has often been unrelated to the operating performances of individual companies. A shift in investor interest away from gaming industry stocks could adversely affect the trading price of the Common Stock in a manner unrelated to the Company's operating performance. See "Description of Capital Stock--Common Stock Market Price Information."

COMPETITION

  General. Competition in the gaming industry is intense in the markets where the Company operates gaming facilities. As new gaming opportunities arise in existing gaming jurisdictions, in new gaming jurisdictions and on Indian-owned lands, new or expanded operations by others can be expected to increase competition for the Company's existing and future operations and could limit new opportunities for the Company or result in the saturation of certain gaming markets. Casino gaming does not have a long operating history in the jurisdictions where the Company operates gaming facilities and, therefore, the effects of competition in these jurisdictions cannot be predicted with any degree of certainty. Many of the Company's competitors have more gaming industry experience, are larger and have greater financial resources than the Company. As a result, increased competition could have a material adverse effect on the Company.

  Bossier City Operations. The Isle-Bossier City is one of three comparably sized gaming facilities currently licensed and operating in the Shreveport/Bossier City market, all of which opened between April and July 1994 and each of which has comparable amenities. The Isle-Bossier City will face increased competition from existing competitors to the extent that they add to or enhance existing amenities. In that regard, Binion's Horseshoe Casino recently broke ground on a 606-room all suites hotel at its dockside riverboat casino location in Bossier City. In addition to existing competition, the granting of additional gaming licenses in the Shreveport/Bossier City market or the relocation of existing licenses to that market from elsewhere in the State of Louisiana would increase competition for the Isle-Bossier City. In that regard, Casino Magic Corp. was recently granted a license to operate a gaming facility in the Shreveport/Bossier City market, which facility is to be located less than 1/2 mile from the site of the Isle-Bossier City. In addition, the Company believes that Binion's Horseshoe Casino will seek approval to obtain a license to operate an additional dockside riverboat casino at its existing site, making it likely in management's opinion that at least a fifth, and possibly a sixth, dockside riverboat casino (operated by Binion's Horseshoe Casino or another operator or operators) eventually will be operating in the Shreveport/Bossier City market, where only three currently operate. Moreover, the legalization of casino gaming in Texas would have a material adverse effect on the Isle-Bossier City.

  Lake Charles Operations. The Isle-Lake Charles is one of two riverboat gaming facilities operating in the Lake Charles, Louisiana market. The Isle-Lake Charles' riverboat competitor, Players International, operates two riverboats and a 134-room hotel facility from a single location in the City of Lake Charles approximately two miles from the site of the Isle-Lake Charles. In addition, a land-based, Indian-owned casino with approximately 68,500 square feet of gaming space is operating in Kinder, Louisiana, approximately 35 miles to the northeast of the Isle-Lake Charles. Riverboats in the Lake Charles market are subject to cruising requirements, which makes a land-based casino more desirable to many gaming customers. Players International and the Company each hold two gaming licenses and operate two riverboats from a single facility. (Louisiana, unlike certain other jurisdictions, does not permit license holders to operate a second boat out of the same location without a gaming license for each boat.) However, because of a limited operating history at the Isle-Lake Charles with a temporary land-based pavilion and because, prior to July 12, 1996, only one riverboat operated at the site of the Isle-Lake Charles, the Company's expectations regarding such operation are not based on historical operating results. In addition to existing competition, the granting of additional gaming licenses in the Lake Charles market or the relocation of existing licenses from elsewhere in the State of Louisiana to that market would increase competition for the Isle-Lake Charles. Moreover, the legalization of casino gaming in Texas would have a material adverse effect on the Isle-Lake Charles. See "--Legislative and Regulatory Considerations."

  Biloxi Operations. Twelve gaming facilities (including the Isle-Biloxi), with an aggregate of approximately 560,000 square feet of casino floor space, are located along the Mississippi Gulf Coast. Eight facilities are located in Biloxi and collectively account for approximately 360,000 square feet of casino floor space. Two of the other four facilities are located in Gulfport, approximately 10 miles from Biloxi, and the other two are located in Bay St. Louis and Lakeshore (the gaming operations of such casino have been temporarily suspended as of July 16, 1996), each approximately 30 miles from Biloxi. Because Mississippi law does not limit the number of gaming licenses that may be granted, there may be increases in the number of gaming facilities along the Mississippi Gulf Coast and the surrounding areas, which could have a material adverse effect on the Isle-Biloxi. In addition, the Company believes that many of its competitors will add to or enhance their existing amenities and new competitors will enter the Mississippi Gulf Coast market. Mirage Resorts, Inc. has announced plans and received a gaming license to open a "Golden Nugget" casino and resort complex in Biloxi, at a site approximately two miles from the Isle-Biloxi, in late 1997. In addition, an "Imperial Palace" casino is currently being built and will be located on the Back Bay in Biloxi, approximately three miles from the Isle-Biloxi. Both such developments are expected to include substantial hotel facilities. Certain existing and future competitors have more extensive financial resources than does the Company. Intense competition on the Mississippi Gulf Coast has contributed to the closure of two gaming facilities (and the temporary closure of a third) in that area and two others are operating under bankruptcy protection. In addition, the legalization of casino gaming in Alabama would increase competition for, and could have a material adverse effect on, the Isle-Biloxi.

  Vicksburg Operations. The Isle-Vicksburg is one of four gaming facilities currently operating an aggregate of approximately 105,000 square feet of casino floor space in the Vicksburg area. The Isle-Vicksburg is the second largest casino in the Vicksburg area. Two competitors have hotels at their site and the competitor closest to the Isle-Vicksburg has a hotel within 1/2 mile of its casino. (The Isle-Vicksburg does not contain a hotel, but operates a 67-space recreational vehicle park located 1/2 mile from its facilities.) Other local casino competition includes one gaming facility in Natchez, Mississippi (approximately 60 miles south of Vicksburg and 80 miles southwest of Jackson); two gaming facilities in Greenville, Mississippi, with another under construction (approximately 80 miles north of Vicksburg and 90 miles northwest of Jackson); and a land-based, Indian-owned casino near Philadelphia, Mississippi (approximately 115 miles northeast of Vicksburg and 70 miles northeast of Jackson). Because Mississippi does not limit the number of gaming licenses that may be granted, there may be increases in the number of gaming facilities in Vicksburg and elsewhere in counties bordering the Mississippi River, which could have a material adverse effect on the Isle-Vicksburg. While the Mississippi statutes specify that gaming may only be held on the Mississippi River and on navigable waters within counties bordering the Mississippi River, several controversies have arisen concerning the exact permissible locations of casinos within this statutory language. Specifically, there have been several attempts to expand gaming as far east of the Mississippi River as possible, including a recent request for the Mississippi Gaming Commission to consider approving the location of a casino on the eastern border of Warren County. It is likely that these controversies and efforts to expand gaming east of the Mississippi River will continue. In the event sites are approved in the eastern part of Warren County, in which the Isle-Vicksburg is located, the Isle-Vicksburg could be adversely affected.

LEVERAGE AND DEBT SERVICE

  The ability of the Company to meet its debt service requirements and engage in various significant corporate transactions that may be important to its business will be dependent upon its future operating performance, which is subject to financial, economic, competitive, regulatory and other factors affecting the Company, many of which are beyond the Company's control. While the Company expects that its cash flow from operations will be sufficient to cover its expenses, including interest expense, there can be no assurance with respect thereto. If the Company is unable to generate sufficient cash flow, it could be required to adopt one or more alternatives, such as reducing or delaying planned capital expenditures, selling assets, restructuring debt or obtaining additional capital. There can be no assurance that any of such alternatives will be feasible on satisfactory terms, and resorting to such alternatives could impair the Company's competitive position and reduce its future cash flow. In this regard, the Company anticipates that it will need to make significant capital expenditures with respect to its current operations, including the development of hotel facilities, in order for those facilities to remain competitive with existing and expected new competitors in those markets. The Indenture relating to the Notes contains certain restrictions which may limit the Company's ability to incur indebtedness to make such capital expenditures. In addition, the highly leveraged position of the Company may adversely affect its ability to obtain additional financing to make investments in its current operations or to pursue future gaming opportunities. See "--Potential Need for Additional Financing."

LEGISLATIVE AND REGULATORY CONSIDERATIONS

  Texas and Alabama Legalization Risks. Casino gaming is currently prohibited in several jurisdictions adjacent to Louisiana and Mississippi. As a result, residents of these jurisdictions, principally Texas and Alabama, comprise a significant portion of the customers of the Isle-Bossier City and the Isle-Lake Charles (in the case of Texas) and the Isle-Biloxi (in the case of Alabama).

  Although casino gaming is not currently permitted in Texas and the Texas Attorney General has issued an opinion that gaming in Texas would require an amendment to the Texas Constitution, the Texas legislature has considered various proposals to authorize casino gaming. No gaming legislation was enacted in the most recent legislative session ended May 29, 1995. A constitutional amendment would require a two-thirds vote of those present and voting in each house of the Texas legislature and approval by the electorate in a referendum. The legalization of casino gaming in Texas at or near the primary market areas of the Isle-Bossier City or the Isle-Lake Charles, including the Dallas/Ft. Worth and Houston areas, would have a material adverse effect on the Company.

  Casino gaming is currently illegal in Alabama due to a constitutional prohibition against lotteries. Several attempts have been made to pass a resolution of the Alabama legislature providing for a statewide referendum on the repeal of the pertinent section of the Alabama Constitution prohibiting lotteries (and thereby gaming). This action would require a three-fifths vote of each house of the legislature, followed by a statewide referendum. Both the Governor and the Attorney General of Alabama have stated their opposition to legalized casino gaming, even though pari-mutuel wagering and limited charitable bingo exist within the state. The legalization of casino gaming in Alabama would have a material adverse effect on the Isle-Biloxi, both because the Mobile metropolitan area is a major market for the Isle-Biloxi and because a substantial portion of the Isle-Biloxi's customers are residents of areas east of Mobile, including Florida and Georgia, and pass through the Mobile area when traveling to Biloxi.

  Expansion of Louisiana Gaming Activities and Possible Relocation of Existing Licenses. Current Louisiana law limits to 15 the number of riverboat casino licenses that may be granted. Four licenses have been allocated to the Shreveport/Bossier City market (including the license allocated to the Isle-Bossier City) and four licenses have been allocated to the Lake Charles market (including the two licenses allocated to the Isle-Lake Charles); the Shreveport/Bossier City market is comprised of two parishes. Under current Louisiana law, up to six licenses may be granted to riverboats operating from any one parish. There can be no assurance that future Louisiana legislation (or any judicial determination) will not increase the total number of authorized riverboat casino licenses or the number of licenses permitted in any parish. In addition, even without a change in Louisiana law increasing the number of authorized riverboat casino licenses, existing licenses may be relocated to other markets within Louisiana. Management believes that the relative success of gaming operations in the Shreveport/Bossier City and Lake Charles markets, as compared to other Louisiana markets, may increase the possibility that existing licenses may be awarded in or relocated to these markets, especially in the event other local parishes do not permit riverboat gaming to continue in such parishes. See "--Local Option Referendum Regarding Continuation of Legalized Gaming in Louisiana." However, the relocation of existing licenses to another parish or of riverboats within the same parish may be restricted by a constitutional amendment, approved in Louisiana on September 21, 1996, which requires, among other things, a local parish-wide election to approve, by a majority of those voting on the matter, the licensing of any additional riverboats in a parish with existing licensed riverboats or relocating any operating riverboat to a different berth in the same parish.

  Limitation on New Gaming Venues. The Company intends to continue to pursue potential gaming opportunities in states and other jurisdictions that have not yet legalized gaming. The availability of new gaming opportunities is largely dependent on the legalization of gaming in new jurisdictions; however, gaming is prohibited throughout most of the United States and the legalization of gaming in new jurisdictions has slowed and may continue to do so. There can be no assurance that legislation to legalize gaming will be enacted or that gaming will be permitted in any other states. No assurance can be given that attractive opportunities to develop new operations will be available to the Company. Nevertheless, due to the severe competition for potential new gaming opportunities it is often necessary to commit resources before there can be any assurance that gaming will be legalized at all or on terms that will enable the Company to benefit from its activities and investments. Accordingly, the Company may need to make investments which do not ultimately yield a gaming opportunity.

  Need to Renew Licenses and Adverse Changes in Laws and Regulations. The Company must obtain a gaming license for each location at which it operates a casino facility. Generally, such licenses are for a fixed term and are subject to renewal periodically. Licenses in Mississippi are issued for a two-year terms and new licenses must be obtained at the end of such terms. Licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. The Company and each of its officers, directors, managers and principal stockholders are subject to strict scrutiny and approval by the gaming regulatory bodies of each jurisdiction in which the Company conducts or seeks to conduct gaming operations. The issuance of a gaming license is considered a privilege, not a right, and gaming licenses are subject to suspension, limitation or revocation if regulatory requirements are not met. In addition to licenses from state gaming regulatory agencies, casino operations also typically require various local governmental approvals and riverboats require Federal and state environmental approvals and approvals relating to operations in navigable waters. The Company's license to operate the Isle-Bossier City will expire in December 1998; the Company's license to operate the Isle-Biloxi will expire in April 1998; the Company's license to operate the Isle-Vicksburg will expire in February 1997; and the Company's licenses to operate the two riverboats constituting the Isle-Lake Charles will expire in March 1999 and May 2001. The loss or suspension of any present or future gaming license held by the Company, the failure to obtain a gaming license from any state in which the Company plans to open a gaming facility in the future, or the failure to obtain a new license or the renewal of any license would have a material adverse effect on the Company's business. In some circumstances, the loss of a license in one jurisdiction may trigger the loss of a license or affect eligibility for a license in another jurisdiction.

  Recent Changes in Louisiana Regulatory Structure. In May 1996, the regulatory oversight of riverboat gaming was transferred to the Louisiana Gaming Control Board (the "Gaming Board"). The Gaming Board oversees all licensing matters for riverboat casinos, the land-based casino in New Orleans, video poker, and certain aspects of Indian gaming. The Gaming Board will be composed of nine voting members appointed by the governor, five of whom have been appointed. The Gaming Board held its first meeting on July 10, 1996, at which it adopted a set of emergency rules conferring certain authority to the Chairman. On July 12, 1996, the Gaming Board (acting through the Chairman) issued all necessary approvals to operate the Grand Palais and formally authorized the commencement of gaming on the Grand Palais. Pursuant to that approval, the Grand Palais opened on July 12, 1996.

  Effect on Holders of Common Stock. State gaming authorities, including those in Mississippi and Louisiana, typically have discretionary authority to require a holder of common stock to file an application, to be investigated and to be found suitable as an owner or landlord of a gaming establishment. The gaming laws and regulations of other jurisdictions in which the Company may seek or obtain licenses may also contain restrictions on the ability of a person or group to acquire or hold such securities or may require regulatory approval. In addition, the federal Merchant Marine Act of 1936 and the federal Shipping Act of 1916 and applicable regulations thereunder contain provisions designed to prevent persons who are not citizens of the United States, as defined therein, from holding in the aggregate more than 25% of the outstanding shares of Common Stock. While individual holders of Common Stock beneficially owning an interest of less than 5% in a licensee will generally not be required to be investigated and found suitable, these gaming authorities retain the discretion to require an investigation and a finding of suitability for any reason. Each holder of Common Stock will be deemed to have agreed (to the extent permitted by law) that if the relevant gaming authorities determine that the holder or beneficial owner of such securities must be found suitable under applicable law, and if such holder or beneficial owner is not found suitable, such holder will, upon the request of the Company, dispose of such holder's securities within 30 days after receipt of such request or within the time prescribed by the applicable gaming authorities, whichever is earlier. Any holder of Common Stock required to apply for a finding of suitability would be required to pay all investigative fees and costs of the gaming authorities in connection with the investigation.

CONSTRUCTION AND DEVELOPMENT RISKS

  Construction and development projects, such as the Company's planned hotel developments or other land-based capital improvement projects that may be undertaken by the Company, either alone or pursuant to a joint venture, entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and geological problems, work stoppages, weather interference and unanticipated cost increases. There can be no assurance that the Company will be able to enter into contracts for the construction of future projects or that such contracts will be on terms favorable to the Company. Moreover, the Company believes that the development of hotel facilities and other capital improvement projects are important to the economic success of its properties. Unexpected development concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled opening of the planned facilities and any other facilities that the Company may seek to develop in the future.

HOTEL BUSINESS AND JOINT VENTURE RISKS

  The Company opened a 367-room hotel facility at the Isle-Biloxi on August 1, 1995. The Company anticipates that additional hotels will need to be developed at its existing gaming facilities in order to remain competitive in those markets. The Company intends to develop additional hotels either alone or with a business partner or partners. The Company has limited experience in hotel development or operations and undertaking such development, if any, will be subject to all of the risks inherent in the establishment of a new enterprise. In addition, numerous permits and approvals are required for the development of hotel projects, and no assurance can be given that such permits and approvals can or will be obtained. Although the Company may enter into management contracts with experienced hotel management companies with respect to any future hotels, there can be no assurance that such contracts will be entered into or entered into on terms favorable to the Company. Moreover, to the extent the Company undertakes to develop hotel facilities at its properties with a business partner or partners, the Company will be exposed to certain risks inherent in joint ventures. The Company has expanded its operations in the past into new venues by entering into joint venture relationships, such as the LRGP and SCGC joint ventures. In any future joint venture arrangement, the Company may not have authority to control or make unilateral decisions with respect to the activities of such joint venture. As a result, any management dispute between the Company and any joint venture partner, or any financial problems of the joint venture partner, may have a material adverse effect on any such joint venture project and, accordingly, on the Company's business.

LOSS OF FACILITIES FROM SERVICE

  The Company's profitability is dependent upon the operations of its riverboat casino and pavilion facilities. A gaming vessel could be lost from service due to casualty, mechanical failure or extended or extraordinary maintenance or inspection. Business activity at any location would also be adversely affected by a flood, hurricane, tornado or other severe weather conditions. Areas along the Gulf of Mexico (the site of the Isle-Biloxi), the Mississippi River (the site of the Isle-Vicksburg), the Red River (the site of the Isle-Bossier City) and the Calcasieu River (the site of the Isle-Lake Charles) are subject to storms and hurricanes and the Company's facilities have been closed from time to time as a result. In addition, each riverboat operated by the Company in Louisiana must hold a Certificate of Documentation and Inspection issued by the U.S. Coast Guard, the loss of which could preclude its use as a riverboat casino. A prolonged or total loss of any gaming vessel would have a material adverse effect on the Company. The Company maintains limited business interruption insurance, but the proceeds therefrom may be insufficient to compensate the Company in the event that one or more of its casinos is lost from service.

EFFECT OF LOCAL ECONOMIC AND WEATHER-RELATED FACTORS

  The Company's results of operations may be adversely affected by local economic and weather-related factors. If the local economy in a market in which the Company operates one or more casinos suffered a downturn, the casino or casinos located within that market could be adversely affected as the disposable income of consumers in that market declined, resulting in a decrease in the number of patrons at the Company's casino or casinos or a decrease in the amount that patrons are willing to wager. In addition, storms or hurricanes that destroy a large amount of personal and real property may result in patrons spending time and money cleaning up and restoring property and less time and money in the Company's casinos.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company is largely dependent upon the efforts and skills of a few key executive officers and the experience of its property managers. The loss of the services of any of such key executive officers or senior-level property managers could have a material adverse effect on the Company. There can be no assurance that the Company would be able to attract and hire suitable replacements in the event of any such loss of services. In this regard, the Company's Chief Operating Officer and Vice President of Marketing and the general manager of the Isle-Vicksburg resigned from the Company in July 1996 and have accepted positions with one of the Company's competitors. The Company does not maintain "key man" life insurance on any of its employees.

DIFFICULTY IN ATTRACTING AND RETAINING QUALIFIED EMPLOYEES

  The operation of the Company's business requires qualified executives, managers and skilled employees with gaming industry experience. The Company believes that a shortage of skilled labor exists in the gaming industry which will make it increasingly difficult and expensive to attract and retain qualified employees. Increasing competition in the Company's markets is expected to lead to higher costs in order to retain and attract qualified employees. In addition, to the extent the Company enters new markets, the Company may incur higher labor costs to attract qualified employees from gaming facilities existing in those markets. While the Company believes that it will be able to attract and retain qualified employees, there can be no assurance that the Company will be able to do so.

POTENTIAL NEED FOR ADDITIONAL FINANCING

  The Company believes that it will have sufficient funds to finance its anticipated capital expenditure requirements. However, the Company is exploring, and will continue to explore, multiple projects or larger-scale development activities, either at its existing locations or in new markets, that may require additional debt or equity financing. The lack of sufficient financing on acceptable terms to further renovate or expand existing projects may put such properties or projects at a substantial competitive disadvantage with their competitors. There can be no assurance that such financing will be available given the highly leveraged position of the Company or, if available, that it would be available on terms satisfactory to the Company.

TAXATION

  The Company believes that the prospect of significant additional revenue is one of the primary reasons that jurisdictions have legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes; such taxes and fees are subject to increase at any time and are not within the control of the Company. Any material increase in these taxes or fees could have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this

Prospectus, or incorporated therein, including without limitation, statements under "--Leverage and Debt Service," "--Competition" and "The Company--Recent Developments," regarding the Company's financial position, business strategy, capital resources, and plans and objectives of management of the Company for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds of the sale of the Shares offered hereby.

                    UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of the Company adjusted to give effect to LRGP's purchase of a 50% interest in SCGC on June 9, 1995 (the "Initial Acquisition"), the SCGC Acquisition, the LRGP Acquisition, the GPRI Acquisition, the Rights Offering and the offering and sale of the Notes (the "Note Offering") and the application of the net proceeds therefrom. The unaudited pro forma condensed consolidated balance sheet as of July 31, 1996 gives effect to the LRGP Acquisition, that portion of the proceeds from the Rights Offering received subsequent to July 31, 1996 and the Note Offering and the application of the net proceeds therefrom as if such transactions had occurred on July 31, 1996. The unaudited pro forma condensed consolidated statement of income for the year ended April 30, 1996 gives effect to the Initial Acquisition, the SCGC Acquisition, the LRGP Acquisition, the GPRI Acquisition (to the extent of interest on debt assumed or issued in connection with the acquisition), the Rights Offering and the Note Offering and the application of the net proceeds therefrom, as if such transactions had occurred on May 1, 1995. The unaudited pro forma condensed consolidated statement of income for the three months ended July 31, 1996 gives effect to the SCGC Acquisition, the LRGP Acquisition, the GPRI Acquisition, the Rights Offering and the Note Offering and the application of the net proceeds therefrom, as if such transactions had occurred on May 1, 1996.

  The Initial Acquisition, the SCGC Acquisition, the LRGP Acquisition and the GPRI Acquisition have been accounted for by the Company using the purchase method of accounting. The pro forma adjustments are based upon currently available information and certain assumptions that management believes are reasonable. The actual purchase price adjustments will be finalized based on the fair market value of the assets and liabilities acquired and may differ significantly from the amounts reflected in the pro forma adjustments.

  The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have been achieved had the above mentioned transactions occurred on the indicated dates, nor are they necessarily indicative of the results of future operations. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the financial statements and related notes of the Company, LRGP and SCGC incorporated by reference in this Prospectus.

  The pre-bankruptcy business of GPRI consisted entirely of developing and operating the Grand Palais riverboat casino in New Orleans, Louisiana. The Grand Palais began gaming operations in New Orleans on March 29, 1995 and, due to poor operating results, ceased operations on June 6, 1995. GPRI was forced into involuntary bankruptcy on July 26, 1995 and was completely non-operational between the date of the closing of the Grand Palais on June 6, 1995 and its subsequent reopening at the Isle-Lake Charles on July 11, 1996. Other than interest on debt incurred to effect the GPRI Acquisition, adjustments related to the pre-bankruptcy operations of the Grand Palais have not been included in the following unaudited pro forma condensed consolidated statement of income for the three months ended July 31, 1996 because GPRI was not operating between June 6, 1995 and July 11, 1996, and because the pre-bankruptcy operations of GPRI were very limited and substantially different than the post-acquisition operations.

                           CASINO AMERICA, INC.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               JULY 31, 1996

                              (IN THOUSANDS)

                                    AS REPORTED
                          --------------------------------
                             CASINO      LRGP AND             TOTAL       PRO FORMA
         ASSETS           AMERICA, INC. LRG HOTELS  SCGC    HISTORICAL   ADJUSTMENTS     PRO FORMA
         ------           ------------- ---------- -------  ----------   -----------     ---------
Current assets:
 Cash and cash
  equivalents...........    $ 22,279     $  8,738  $ 2,879   $ 33,896(1)  $  28,403(1)   $ 62,299
 Accounts receivable....       4,389          407      272      5,068        (1,004)(2)     4,064
 Other current assets...       3,592          629      419      4,640           --          4,640
                            --------     --------  -------   --------     ---------      --------
   Total current assets.      30,260        9,774    3,570     43,604        27,399        71,003
Property and equipment--
 net....................     172,319       51,984   70,952    295,255           --        295,255
Other assets:
 Investment in and ad-
  vances to joint
  ventures..............      51,647       63,158      --     114,805      (114,805)(3)       --
 Notes
  receivable/advances
  due from affiliates...       4,700        2,194      177      7,071        (7,071)(4)       --
 Goodwill...............      16,652          --       --      16,652        95,727(5)    112,379
 Other investments......       2,250          --       --       2,250           --          2,250
 Property held for de-
  velopment or sale.....      15,840          --       --      15,840           --         15,840
 Other non current
  assets................      12,541        1,113    8,097     21,751         5,658(6)     27,409
                            --------     --------  -------   --------     ---------      --------
                             103,630       66,465    8,274    178,369       (20,491)      157,878
                            --------     --------  -------   --------     ---------      --------
   Total assets.........    $306,209     $128,223  $82,796   $517,228     $   6,908      $524,136
                            ========     ========  =======   ========     =========      ========
    LIABILITIES AND
     STOCKHOLDERS'
EQUITY/PARTNERS' CAPITAL
------------------------
Current liabilities:
 Notes payable and cur-
  rent maturities of
  long-term debt........    $ 16,923     $ 21,885  $79,585   $118,393     $(103,810)(7)  $ 14,583
 Accounts payable.......      10,523        3,110    2,928     16,561           --         16,561
 Accrued liabilities....      19,493        7,447    4,903     31,843        (8,526)(8)    23,317
                            --------     --------  -------   --------     ---------      --------
   Total current
    liabilities.........      46,939       32,442   87,416    166,797      (112,336)       54,461
Long-term debt..........     155,812       20,180    2,874    178,866       195,810(9)    374,676
Deferred income taxes...       6,999          --    (1,242)     5,757           --          5,757
Stockholders'
 equity/partners' capi-
 tal:                                                                           --
 Common stock...........         226          --     5,600      5,826        (5,594)(10)      232
 Additional paid-in
  capital...............      57,063          --    13,857     70,920        (8,840)(10)   62,080
 Retained
  earnings/partners'
  capital...............      39,170       75,601  (25,709)    89,062       (62,132)(11)   26,930
                            --------     --------  -------   --------     ---------      --------
   Total stockholders'
    equity/partners'
    capital.............      96,459       75,601   (6,252)   165,808       (76,566)       89,242
                            --------     --------  -------   --------     ---------      --------
   Total liabilities and
    stockholders'
    equity/partners'
    capital.............    $306,209     $128,223  $82,796   $517,228     $   6,908      $524,136
                            ========     ========  =======   ========     =========      ========

                          See accompanying notes.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              JULY 31, 1996

  (1) Represents $24,380,000 of the net proceeds of the Note Offering to be used for general corporate purposes and $4,023,000 of net proceeds from the Rights Offering received subsequent to July 31, 1996.

  (2) Represents the elimination of miscellaneous intercompany balances.

  (3) Represents the elimination of the Company's investment in and advances to LRGP, LRG Hotels, L.L.C., and SCGC and the elimination of LRGP's investment in and advances to SCGC.

  (4) Represents the elimination of notes receivable/advances due to the Company and LRGP from SCGC and LRG Hotels, L.L.C.

  (5) Represents the excess of cost over the estimated fair value of the net assets acquired in the Initial Acquisition, the SCGC Acquisition and the LRGP Acquisition.

  (6) Represents $11,105,000 of issuance costs related to the Notes, less the write-off of $4,865,000 of unamortized debt issuance costs related to the First Mortgage Notes and $582,000 of unamortized debt issuance costs related to other debt which was retired with proceeds from the Note Offering.

  (7) Represents the retirement of the current portion of certain indebtedness of the Company, LRGP and SCGC using a portion of the net proceeds from the Note Offering and the elimination of certain intercompany indebtedness as follows:

      Retirement of certain indebtedness of the Company--current portion..................................................  $  (3,625,000)
      Retirement of certain indebtedness of LRGP--current
       portion..................................................    (20,600,000)
      Retirement of certain indebtedness of SCGC--current
       portion..................................................    (30,000,000)
      Elimination of advances from LRGP to SCGC.................    (44,885,000)
      Elimination of the note issued by the Company to SCGC.....     (4,700,000)
                                                                  -------------
        Total adjustment to current portion of long-term debt...  $(103,810,000)
                                                                  =============

  (8) Adjusted to reflect:

      Payment of accrued interest on debt assumed to be retired
       using the proceeds from the Note Offering.................. $(3,585,000)
      Tax benefit related to the premium on the First Mortgage
       Notes Retirement and retirement of certain other
       indebtedness and the write-off of unamortized debt issuance costs and original issue discount .........................  (6,591,000)
      Accrued issuance costs related to the Notes.................   1,650,000
                                                                   -----------
                                                                   $(8,526,000)
                                                                   ===========

  (9) Adjusted to reflect:

      Total principal amount of the Notes........................ $315,000,000
      Present value of the deferred payments to be made in
       connection with the LRGP Acquisition......................    5,300,000
      Retirement of the First Mortgage Notes (net of unamortized discount of $1,660,000)................................... (103,340,000)
      Retirement of certain indebtedness of LRGP.................  (10,900,000)
      Retirement of certain indebtedness of GPRI.................  (10,250,000)
                                                                  ------------
          Total adjustment to long-term debt..................... $195,810,000
                                                                  ============

  (10) Adjusted to reflect (i) the elimination of SCGC's common stock and additional paid in capital, (ii) the issuance of warrants to purchase 500,000 shares of Common Stock at an exercise price of $10.50 per share, valued at $1,000,000, in connection with the LRGP Acquisition and (iii) the issuance of 684,786 shares of Common Stock, resulting in net proceeds of $4,023,000, in connection with the Rights Offering, issued and received after July 31, 1996.

  (11) Adjusted to reflect:

      Write-off of unamortized debt issuance costs related
       primarily to redemption of the First Mortgage Notes.....  $ (5,447,000)
      Write-off of the unamortized discount related to the
       First Mortgage Notes....................................    (1,660,000)
      Premium on the retirement of the First Mortgage Notes and
       certain other indebtedness..............................   (11,724,000)
      Tax benefit related to the above items...................     6,591,000
      Elimination of LRGP's, LRG Hotels', L.L.C.'s and SCGC's
       retained earnings/partners' capital.....................   (49,892,000)
                                                                 ------------
                                                                 $(62,132,000)
                                                                 ============

                           CASINO AMERICA, INC.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 FOR THE THREE MONTHS ENDED JULY 31, 1996

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    AS REPORTED
                          --------------------------------
                             CASINO      LRGP AND             TOTAL     PRO FORMA
                          AMERICA, INC. LRG HOTELS  SCGC    HISTORICAL ADJUSTMENTS   PRO FORMA
                          ------------- ---------- -------  ---------- -----------   ---------
Revenue:
 Casino.................     $37,474     $37,366   $23,177   $98,017     $   --       $98,017
 Rooms, food, beverage
  and other.............       8,631       2,991     1,093    12,715         --        12,715
 Management fees--joint
  ventures..............       2,012         --        --      2,012      (2,012)(1)      --
                             -------     -------   -------   -------     -------      -------
   Total revenue........      48,117      40,357    24,270   112,744      (2,012)     110,732
Operating expenses:
 Casino and gaming
  taxes.................      19,414      17,408    11,422    48,244         --        48,244
 Marketing and
  administrative........       9,870       8,798     4,658    23,326         --        23,326
 Depreciation and
  amortization..........       3,373       1,429     1,489     6,291       1,124 (2)    7,415
 One-time charge........         --          --        --        --          --           --
 Preopening expenses....       1,984         --        --      1,984         --         1,984
 Loss on disposal of
  equipment.............         --          --        --        --          --           --
 Other..................       8,853       4,675     3,310    16,838      (2,012)(1)   14,826
                             -------     -------   -------   -------     -------      -------
   Total operating
    expenses............      43,494      32,310    20,879    96,683        (888)      95,795
                             -------     -------   -------   -------     -------      -------
Operating income (loss).       4,623       8,047     3,391    16,601      (1,124)      14,937
Interest expense, net...      (4,362)       (110)   (3,123)   (7,595)     (3,751)(3)  (11,346)
Equity in income (loss)
 of joint ventures......       4,279         399       --      4,678      (4,678)(4)      --
Other...................         --          --        --        --          --           --
                             -------     -------   -------   -------     -------      -------
Income (loss) before
 income taxes...........       4,540       8,336       268    13,144      (9,553)       3,591
Income taxes............      (1,623)        --        --     (1,623)        187 (5)   (1,436)
                             -------     -------   -------   -------     -------      -------
Income (loss) before
 extraordinary loss.....     $ 2,917     $ 8,336   $   268   $11,521     $(9,366)     $ 2,155
                             =======     =======   =======   =======     =======      =======
Income (loss) before
 extraordinary loss per
 common and common
 equivalent share.......     $  0.14                                                  $  0.09
Weighted average common
 and common equivalent
 shares.................      20,666                                       3,080 (6)   23,746

                          See accompanying notes.

           NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

       STATEMENT OF INCOME FOR THE THREE MONTHS ENDED JULY 31, 1996

  (1) Represents elimination of the management fee charged by the Company to LRGP and SCGC.

  (2) Reflects the amortization of the excess of the cost over the fair value of the net assets acquired in the Initial Acquisition, the SCGC Acquisition, the LRGP Acquisition and the GPRI Acquisition. Amortization has been calculated using the straight-line method over an estimated useful life of 25 years.

  (3) Adjusted to reflect:

      Interest expense on the Notes................................  $9,844,000
      Amortization of issuance costs related to the Note Offering..     397,000
      Imputed interest on the deferred payments to be made in
       connection with the LRGP Acquisition........................     171,000
      Less interest on debt retired with the proceeds from the Note
       Offering....................................................  (6,249,000)
      Less amortization of debt issuance costs and original issue discount related to debt retired with the proceeds from the
       Note Offering...............................................    (412,000)
                                                                     ----------
                                                                     $3,751,000
                                                                     ==========

  (4) Represents elimination of the Company's equity in the earnings of LRGP, LRG Hotels, L.L.C. and SCGC, and elimination of LRGP's equity in the earnings of SCGC.

  (5) Reflects the income tax effects of the pro forma adjustments.

  (6) Represents the issuance of 3,079,980 shares of Common Stock in connection with the Rights Offering.

                           CASINO AMERICA, INC.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE YEAR ENDED APRIL 30, 1996

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    AS REPORTED
                          --------------------------------
                             CASINO      LRGP AND             TOTAL     PRO FORMA
                          AMERICA, INC. LRG HOTELS  SCGC    HISTORICAL ADJUSTMENTS    PRO FORMA
                          ------------- ---------- -------  ---------- -----------    ---------
Revenue:
 Casino.................    $123,936     $145,604  $56,589   $326,129   $    --       $326,129
 Rooms, food, beverage
  and other.............      27,719        8,951      674     37,344        --         37,344
 Management fees--joint
  ventures..............       6,308          --       --       6,308     (6,308)(1)       --
                            --------     --------  -------   --------   --------      --------
   Total revenue........     157,963      154,555   57,263    369,781     (6,308)      363,473
Operating expenses:
 Casino and gaming
  taxes.................      65,026       66,088   23,895    155,009        --        155,009
 Marketing and
  administrative........      33,167       25,872   19,813     78,852        --         78,852
 Depreciation and
  amortization..........      12,111        5,728    3,289     21,128      4,569 (2)    25,697
 One-time charge........      11,798          --       --      11,798        --         11,798
 Preopening expenses....       1,311          --     4,196      5,507        --          5,507
 Loss on disposal of
  equipment.............       1,217          --       --       1,217        --          1,217
 Other..................      30,140       18,709    7,249     56,098     (6,308)(1)    49,790
                            --------     --------  -------   --------   --------      --------
   Total operating
    expenses............     154,770      116,397   58,442    329,609     (1,739)      327,870
                            --------     --------  -------   --------   --------      --------
Operating income (loss).       3,193       38,158   (1,179)    40,172     (4,569)       35,603
Interest expense, net...     (13,924)      (1,948)  (6,210)   (22,082)   (23,168)(3)   (45,250)
Equity in income (loss)
 of joint ventures......      16,434       (2,658)     --      13,776    (13,776)(4)       --
Other...................         --           --       --         --         --            --
                            --------     --------  -------   --------   --------      --------
Income (loss) before
 income taxes...........       5,703       33,552   (7,389)    31,866    (41,513)       (9,647)
Income taxes............      (4,148)         --     1,056     (3,092)     3,092 (5)       --
                            --------     --------  -------   --------   --------      --------
Income (loss) before
 extraordinary loss.....    $  1,555     $ 33,552  $(6,333)  $ 28,774   $(38,421)     $ (9,647)
                            ========     ========  =======   ========   ========      ========
Income (loss) before
 extraordinary loss per
 common and common
 equivalent share.......    $   0.10                                                  $  (0.42)
Weighted average common
 and common equivalent
 shares.................      15,721                                       7,180 (6)    22,901

                          See accompanying notes.

           NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

          STATEMENT OF INCOME FOR THE YEAR ENDED APRIL 30, 1996

  (1) Represents elimination of the management fee charged by the Company to LRGP and SCGC.

  (2) Reflects the amortization of the excess of the cost over the fair value of the net assets acquired in the Initial Acquisition, the SCGC Acquisition, the LRGP Acquisition and the GPRI Acquisition. Amortization has been calculated using the straight-line method over an estimated useful life of 25 years.

  (3) Adjusted to reflect:

      Interest expense on the Notes...............................  $39,375,000
      Amortization of issuance costs related to the Notes.........    1,586,000
      Incremental interest expense on the 11 1/2% $20 million note
       issued by LRGP in connection with the Initial Acquisition..      249,000
      Interest expense on GPRI debt incurred to effect the GPRI
       Acquisition (net of $13,300,000 of GPRI debt redeemed using
       the proceeds from the Note Offering).......................    2,035,000
      Imputed interest on the deferred payments to be made in
       connection with the LRGP Acquisition.......................      685,000
      Less interest on debt retired with the proceeds from the
       Note Offering..............................................  (19,438,000)
      Less amortization of debt issuance costs and original issue discount related to debt retired with the proceeds from the
       Note Offering..............................................   (1,324,000)
                                                                    -----------
                                                                    $23,168,000
                                                                    ===========

  (4) Represents elimination of the Company's equity in the earnings and losses of LRGP and LRG Hotels, L.L.C., respectively, and elimination of LRGP's equity in the losses of SCGC.

  (5) Reflects the income tax effects of the pro forma adjustments.

  (6) Represents the issuance of 1,850,000 shares of Common Stock in connection with the SCGC Acquisition, the issuance of 2,250,000 shares of Common Stock in connection with the GPRI Acquisition and the issuance of 3,079,980 shares of Common Stock in connection with the Rights Offering.

                           PLAN OF DISTRIBUTION

  The Selling Stockholders have advised the Company that they may from time to time offer and sell the Shares on the Nasdaq National Stock Market or otherwise at market prices then prevailing or at prices and upon terms then obtainable. Sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 or otherwise.

  The Company will pay all expenses incurred in connection with the registration of the Crown Casino Shares (including fees and expenses of the Company's legal counsel). Crown Casino shall pay all expenses incurred in connection with the registration of the Crown Casino Warrant Shares (including fees and expenses of Crown Casino's legal counsel). The DeBartolo Warrantholders shall pay all expenses incurred in connection with the registration of the DeBartolo Warrant Shares (including fees and expenses of the DeBartolo Warrantholders' legal counsel). All expenses for the sale of the Shares, including brokerage commissions and transfer taxes as well as fees and disbursements of legal counsel for Selling Stockholders shall be borne by the Selling Stockholders.

                             SELLING STOCKHOLDERS

  The table below sets forth the name of the Selling Stockholders, the number and percentage of shares of Common Stock beneficially owned by the Selling Stockholders prior to the Offering, the maximum number of shares of Common Stock offered hereby by the Selling Stockholders and the number and percentage of shares of Common Stock to be held by the Selling Stockholders after the Offering, assuming that the Selling Stockholders exercise their warrants in full and elect to sell all shares owned by them that are being offered in the Offering.

                           PRIOR TO THE OFFERING      MAXIMUM      AFTER THE OFFERING
                         --------------------------  NUMBER OF   -----------------------
                                         PERCENTAGE SHARES TO BE              PERCENTAGE
                            NUMBER OF        OF     SOLD IN THE   NUMBER OF       OF
NAME                     SHARES OWNED(1)  CLASS(2)    OFFERING   SHARES OWNED  CLASS(2)
----                     --------------- ---------- ------------ ------------ ----------
Crown Casino
 Corporation............    3,368,120      13.98%    2,683,334     684,786       2.94%
Lisa Marie DeBartolo....      188,277        .80%      149,998      38,279        .16%
Tiffanie Lynne
 DeBartolo..............      188,281        .80%      150,001      38,280        .16%
Nicole Ann DeBartolo....      188,281        .80%      150,001      38,280        .16%
Marie Denise DeBartolo
 York...................      254,178       1.08%      202,500      51,678        .22%
William D. Moses Family
 Trust No. 1............      225,000        .96%      225,000           0          0%
Jack Lambert............       32,242        .14%       22,500       9,742        .04%

--------
(1) Calculation of number of shares of Common Stock owned includes unissued warrant shares.

(2)Based on 23,257,537 shares of Common Stock outstanding as of September 9, 1996. Unissued warrant shares are deemed outstanding for the purpose of calculating the percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

                         DESCRIPTION OF CAPITAL STOCK

  The following summarizes certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Company's By-Laws (the "By-Laws"). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation and the By-Laws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and the By-Laws are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Certificate of Incorporation authorizes the issuance of 45,000,000 shares of Common Stock, 3,000,000 shares of Class B Common Stock, $.01 par value (the "Class B Common Stock"), and 2,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of August 19, 1996, 23,257,537 shares of Common Stock were issued and outstanding and no shares of Class B Common Stock or Preferred Stock were issued or outstanding. As of August 19, 1996, all issued and outstanding shares of Common Stock are fully paid and non- assessable.

COMMON STOCK

  The rights and privileges of the holders of the Common Stock are subject to the preferential rights and privileges of the holders of any Class B Common Stock or Preferred Stock outstanding.

  Dividend Rights. Holders of shares of Common Stock are entitled to a pro rata share of any dividends declared on the Common Stock by the Board of Directors from funds legally available therefor. The Company has never paid a dividend and does not anticipate paying one in the near future. See "--Common Stock Market Price Information."

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment in full of liabilities, including the liquidation rights of any outstanding Preferred Stock.

  Voting Rights. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders are not entitled to cumulate votes for the election of directors. Accordingly, the holders of more than 50% of all of the shares outstanding can elect all of the directors. Significant corporate transactions such as amendments to the Certificate of Incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of a majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of the Common Stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

  Redemption, Conversion and Sinking Fund Privileges. There are no redemption, conversion or sinking fund provisions with respect to the Common Stock.

  Preemptive and Other Subscription Rights. There are no preemptive or other subscription rights with respect to the Common Stock.

CLASS B COMMON STOCK AND PREFERRED STOCK

  The Board of Directors is authorized by the Certificate of Incorporation to establish one or more series of Class B Common Stock or one or more series of Preferred Stock and to fix such powers, rights, preferences and limitations of such class or series, which rights and preferences could be superior to those of the existing Common Stock. The Company currently has no plans to issue Class B Common Stock or Preferred Stock.

LIMITATION ON SHARE OWNERSHIP

  The Certificate of Incorporation prohibits any person from becoming the beneficial owner of 5% or more of any class or series of the Company's issued and outstanding capital stock unless such person agrees in writing to (i) provide to the Gaming Authorities (as defined in the Certificate of Incorporation) information regarding such person, (ii) respond to written or oral questions that may be propounded by any Gaming Authority and (iii) consent to the performance of any background investigation that may be required by any Gaming Authority, including without limitation, an investigation of any criminal record of such person. Subject to the rights of the holders of any Class B Common Stock or Preferred Stock then outstanding, the Board of Directors may redeem any shares of capital stock of the Company held by a Disqualified Holder at a price equal to the Fair Market Value of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required. A "Disqualified Holder" means any beneficial owner of shares of capital stock of the Company or any of its subsidiaries, whose holding of shares of capital stock or the Company, when taken together with the holder of shares of capital stock by any other beneficial owner may in the judgment of the Board of Directors, result in (i) the disapproval, modification, or non-renewal of any contract under which the Company or any of its subsidiaries has sole or shared authority to manage any gaming operations, or (ii) the loss or non-reinstatement of any license or franchise from any governmental agency held by the Company or any of its subsidiaries to conduct any portion of its business, which license or franchise is conditioned upon some or all of the holders of capital stock of the Company meeting certain criteria.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTIFICATE OF INCORPORATION AND BY-
LAWS

  The Certificate of Incorporation and By-Laws and Section 203 of the Delaware General Corporation Law ("Delaware GCL") contain certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

  Set forth below is a description of the relevant provisions of Section 203 of the Delaware GCL, the Certificate of Incorporation and the By-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Certificate of Incorporation and By-Laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and to Section 203 of the Delaware GCL.

  Delaware General Corporation Law and Business Combination Provision. Section 203 of the Delaware GCL prohibits certain "business combination" transactions between a publicly held Delaware corporation and any "interested stockholder" for a period of three years after the date on which the latter became an interested stockholder, unless (i) prior to that date either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the Board of Directors, (ii) in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or (iii) the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

  Availability of Shares of Capital Stock for Future Issuance. The availability for issue of shares of Class B Common Stock, Preferred Stock and Common Stock by the Company without further action by stockholders (except as may be required by applicable stock exchange or Nasdaq regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company, including by issuing warrants or rights to acquire shares of Class B Common Stock, Preferred Stock or Common Stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company. The Company has no present plans to issue any shares of Class B Common Stock, Preferred Stock or Common Stock other than as offered hereby or as contemplated under the Company's employee benefit plans.

  Vote Required for Certain Matters. Significant corporate transactions such as amendments to the Certificate of Incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of the Common Stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

COMMON STOCK MARKET PRICE INFORMATION

  The following table sets forth, for the periods indicated, (a) the high and low bid quotations for the Company's Common Stock as reported on the Nasdaq Small-Cap Market until May 10, 1993 and (b) the high and low sale prices on the Nasdaq National Market thereafter. The quotations reflect interdealer prices, without retail mark-up or commissions, and may not necessarily represent actual transactions. All prices listed have been adjusted to reflect the Company's three-for-two stock dividend distributed in June 1993 and the Company's three-for-two stock dividend distributed in April 1994.

                                                                   HIGH   LOW
                                                                  ------ ------
      Fiscal Year Ending April 30, 1994
        First Quarter............................................ $20.00 $11.00
        Second Quarter...........................................  16.67  11.00
        Third Quarter............................................  18.33  12.67
        Fourth Quarter...........................................  24.50  17.75
      Fiscal Year Ending April 30, 1995
        First Quarter............................................ $23.25 $ 9.50
        Second Quarter...........................................  14.25  10.00
        Third Quarter............................................  11.50   7.25
        Fourth Quarter...........................................  15.38  13.50
      Fiscal Year Ending April 30, 1996
        First Quarter............................................ $17.50 $13.50
        Second Quarter...........................................  16.00   6.50
        Third Quarter............................................   8.00   5.13
        Fourth Quarter...........................................   7.88   5.63
      Fiscal Year Ending April 30, 1997
        First Quarter............................................ $ 9.75 $ 5.75
        Second Quarter (through October 2, 1996)................. $ 7.38 $ 5.75

  For a recent last reported sale price of the Common Stock on the Nasdaq National Market, see the cover page of this Prospectus.

  The Company has never paid any cash dividends with respect to its Common Stock and the current policy of the Board of Directors is to retain earnings to provide for the growth of the Company. In addition, the Indenture governing the Notes limits the Company's ability to pay dividends. Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the current and proposed operations of the Company will generate the funds needed to declare a cash dividend or that the Company will have legally available funds to pay dividends. In addition, the Company may fund part of its operations in the future from indebtedness, the terms of which may prohibit or restrict the payment of cash dividends. If a holder of Common Stock is disqualified by applicable regulatory authorities from owning such shares, such holder will not be permitted to receive any dividends with respect to such stock.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company and the financial statements of LRGP at April 30, 1996 and 1995 and for each of the three years in the period ended April 30, 1996 appearing in the Company's Annual Report on Form 10-K for the year ended April 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The balance sheets of St. Charles Gaming Company, Inc. as of April 30, 1995 and 1996, the statements of operations, stockholders' equity, and cash flows for the period from June 25, 1993 (acquisition date) to April 30, 1994 and for the years ended April 30, 1995 and 1996 appearing in the registration statement on Form S-3 (File No. 333-7517) and related prospectus of Casino America, Inc. filed with the Securities and Exchange Commission on July 3, 1996 as amended on July 18, 1996 and July 31, 1996, the balance sheets of St. Charles Gaming Company, Inc. as of December 31, 1995, and April 30, 1995, the statements of operations, stockholders' equity, and cash flows for the eight months ended December 31, 1995 and the year ended April 30, 1995, the balance sheet of St. Charles Gaming Company, Inc. as of April 30, 1995 and 1994, and the statements of operations, stockholders' equity, and cash flows for the year ended April 30, 1995 and the period from June 25, 1993 (acquisition date) to April 30, 1994, appearing in Amendment No. 1 to the Company's Current Report on Form 8-K/A dated June 28, 1996, incorporated by reference in this prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The financial statements of St. Charles Gaming Company, Inc. as of June 24, 1993 and for the period from January 18, 1993 (date of inception) through June 24, 1993, appearing in Amendment No. 1 to the Company's Current Report on Form 8-K/A dated June 28, 1996, have been audited by Fred J. Bastie & Associates, P.C., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered:

      Securities And Exchange Commission Registration Fee............   7,413.79
      Printing and Engraving Expenses................................   5,000.00
      Accounting Fees and Expenses...................................   5,000.00
      Attorneys' Fees and Expenses...................................  10,000.00
      Transfer Agent's and Registrar's Fees..........................   2,000.00
      Nasdaq Listing Fees............................................  17,500.00
      Miscellaneous..................................................   3,086.21
                                                                      ----------
          Total...................................................... $50,000.00
                                                                      ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) The Delaware GCL (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified, and authorizes the Registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

  (b) Article 8 of the Certificate of Incorporation of the Registrant provides for indemnification of directors and officers to the fullest extent permitted by law.

  (c) In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) under Section 174 of the Delaware GCL (unlawful payment of dividends) or (4) transactions from which a director derives an improper personal benefit.

ITEM 16 EXHIBITS

  A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDED REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BILOXI AND STATE OF MISSISSIPPI ON THE 3RD DAY OF OCTOBER, 1996.

                                          Casino America, Inc.

                                                 /s/ Allan B. Solomon
                                          By___________________________________
                                                     Allan B. Solomon
                                                Executive Vice President,
                                                      Secretary and
                                                     General Counsel

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints John Gallaway, Rexford Yeisley and Allan B. Solomon and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 3RD DAY OF OCTOBER, 1996.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


         /s/ Bernard Goldstein              Chairman of the Board, Chief Executive
___________________________________________   Officer and Director
             Bernard Goldstein

         /s/ John A. Gallaway               President, Chief Operating Officer and
___________________________________________   Director
             John A. Gallaway

          /s/ Rexford Yeisley               Chief Financial Officer (Principal
___________________________________________   Financial and Accounting Officer)
              Rexford Yeisley

         /s/ Allan B. Solomon               Executive Vice President, Secretary,
___________________________________________   General Counsel and Director
             Allan B. Solomon

        /s/ Robert S. Goldstein             Director
___________________________________________
            Robert S. Goldstein

         /s/ Martin Greenberg               Director
___________________________________________
             Martin Greenberg

          /s/ Emanuel Crystal               Director
___________________________________________
              Emanuel Crystal


                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                     DOCUMENT DESCRIPTION                      NUMBER
  -------                    --------------------                    ----------
  4.1      Certificate of Incorporation of Casino America, Inc.,
           as amended (Incorporated by reference to the Company's
           Registration Statement on Form S-1 filed September 3,
           1993, as amended (File No. 33-68434))
  4.2      Bylaws of Casino America, Inc., as amended (Incorpo-
           rated by reference to the Company's Registration State-
           ment on Form S-1 filed September 3, 1993, as amended
           (File No. 33-68434))
  4.3      Indenture dated November 1, 1993 between the Company
           and Shawmut Bank Connecticut, National Association, as
           Trustee (Incorporated by reference to the Company's An-
           nual Report on Form 10-K for the fiscal year ended
           April 30, 1994 (File No. 0-20538))
  4.4      First Supplemental Indenture dated as of April 29, 1994
           between the Company and Shawmut Bank Connecticut, Na-
           tional Association, as Trustee (Incorporated by refer-
           ence to the Company's Annual Report on Form 10-K for
           the fiscal year ended April 30, 1994 (File No. 0-
           20538))
  4.5      Second Supplemental Indenture dated as of March 8, 1995
           between the Company and Shawmut Bank Connecticut, Na-
           tional Association, as Trustee (Incorporated by refer-
           ence to the Company's Annual Report on Form 10-K for
           the fiscal year ended April 30, 1995 (File No. 0-
           20538))
  4.6      Third Supplemental Indenture dated as of May 8, 1996
           between the Company and Fleet National Bank (successor
           to Shawmut Bank Connecticut, National Association) as
           Trustee (Incorporated by reference to Amendment No. 2
           to the Company's Registration Statement on Form S-3
           filed June 28, 1996 (File No. 333-2610))
  4.7      Fourth Supplemental Indenture dated July 26, 1996 be-
           tween the Company and Fleet National Bank (successor to
           Shawmut Bank Connecticut, National Association) as
           Trustee (Incorporated by reference to Amendment No. 2
           to the Company's registration statement on Form S-3
           (Registration No. 333-7517))
  4.8      Promissory Note, dated June 9, 1995, made by LRGP in
           favor of Crown Casino Corporation (Incorporated by ref-
           erence to the Company's Annual Report on Form 10-K for
           the fiscal year ended April 30, 1995 (File No. 0-
           20538))
  4.9      Indenture dated August 1, 1996 between the Company and
           Fleet National Bank, as Trustee (Incorporated by refer-
           ence to Amendment No. 2 to the Company's registration
           statement on Form S-3 (Registration No. 333-7517))
  4.10     Casino America, Inc. hereby agrees to furnish to the
           Securities and Exchange Commission, upon its request,
           the instruments defining the rights of holders of long-
           term debt where the total amount of securities autho-
           rized thereunder does not exceed 10% of Casino America,
           Inc.'s total consolidated assets
  5.1      Opinion of Mayer, Brown & Platt........................        *
 23.1      Consent of Ernst & Young LLP...........................
 23.2      Consent of Coopers & Lybrand L.L.P. ...................
 23.3      Consent of Fred J. Bastie & Associates, P.C. ..........
 23.4      Consent of Mayer, Brown & Platt (contained in Exhibit
           5.1)...................................................
 24.1      Power of Attorney (contained on the signature page to
           the initial registration statement)                            *

--------

  *Filed herewith.